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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

FIRST COMMUNITY FINANCIAL GROUP, INC.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
None
(CUSIP Number)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.      None

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Ken F. Parsons

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/ /

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
252,225 Shares (Includes 124,163 shares which could be acquired within 60 days by the exercise of stock options.)

		(6)	Shared Voting Power
0 Shares

		(7)	Sole Dispositive Power
252,225 Shares (Includes 124,163 shares which could be acquired within 60 days by the exercise of stock options.)

		(8)	Shared Dispositive Power
0 Shares

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
252,225 Shares

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) /x/

(11)	Percent of Class Represented by Amount in Row (9)
11.55%

(12)	Type of Reporting Person (See Instructions)

IN

ITEM 1.

(a)	Name of Issuer
FIRST COMMUNITY FINANCIAL GROUP, INC.

(b)	Address of Issuer's Principal Executive Offices
721 College Street SE Lacey, WA 98503 P.O. Box 3800 Lacey, WA 98509-3800

ITEM 2.

(a)	Name of Person Filing
Ken F. Parsons

(b)	Address of Principal Business Office or, if none, Residence
721 College Street SE Lacey, WA 98503 P.O. Box 3800 Lacey, WA 98509-3800

(c)	Citizenship
State of Washington, United States

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
Not Applicable

ITEM 3. This statement is not filed pursuant to Rules 13d-1(b) or 13d-2, and therefore this item is not applicable.

ITEM 4. OWNERSHIP

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
252,225 shares

(b)	Percent of class:

11.55%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote
252,225 Shares — Mr. Parsons

	(ii)	Shared power to vote or to direct the vote

-0-

	(iii)	Sole power to dispose or to direct the disposition of
252,225 Shares — Mr. Parsons

	(iv)	Shared power to dispose or to direct the disposition of
-0-

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
                SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     Not Applicable

ITEM 10. CERTIFICATION

    Not Applicable

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2001
Date

/s/ Ken F. Parsons
Signature

Ken F. Parsons, Chairman and Chief Executive Officer First Community Financial Group, Inc.
Name/Title

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SIGNATURE